Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 17, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Central GoldTrust
Schedule TO-T filed by Sprott Asset Management LP, et al. on May 27, 2015
Schedule TO-T/A filed by Sprott Asset Management LP, et al. on September 3 and10, 2015
File No. 005-87886

Communications Filed Pursuant to Rule 425 by Sprott Asset Management LP on September 3 and 10, 2015
File No. 001-32934

Dear Ms. Duru:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (“PHYS” and, collectively, “Sprott”), who commenced an offer (the “Gold Offer”) to purchase all of the issued and outstanding units of Central GoldTrust, in exchange for units of PHYS, we hereby convey the following response to the oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in telephone calls with Ms. Mellissa Duru and Ms. Tiffany Posil on September 16 and 17, 2015 (the “Calls”), relating to the Gold Offer.

For ease of reference, the Staff’s comment is printed below in italics and is followed by Sprott’s response.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Offer and Circular.

1.              Please confirm that all soliciting dealers and affiliates thereof are consistently providing instructions to unitholders that makes it clear that unitholders have the option to tender.

Response to Comment:  Sprott has spoken with each of the dealers in the U.S. soliciting dealer group.  Each dealer has confirmed that their brokers have been instructed that participation in the Gold Offer by unitholders of Central GoldTrust is voluntary.

2.              Please confirm that Sprott has filed all scripts being used to communicate with unitholders of Central GoldTrust on or before their first use.

Response to Comment:  Sprott confirms that all scripts it has used, or that it has authorized to be used on its behalf, to communicate with unitholders of Central GoldTrust have been filed with the SEC on or prior to their first use.

*  *  *

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer” and, collectively with the Gold Offer, the “Offers”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, Sprott Physical Silver Trust filed a registration statement on Form F-10 (File No. 333-204467) with the Commission on May 27, 2015, which was amended on June 23 and 24, 2015, July 7 and 24, 2015, August 4, 18 and 28, 2015, and September 4 and 10, 2015. Sprott Private Wealth LP and Sprott Global Resource Investments, Ltd. are also acting as dealer managers for the Silver Offer. The foregoing response applies to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:	Arthur Einav
Sprott Inc.

Kirstin H. McTaggart
Sprott Asset Management LP

John J. Ciardullo and John R. Laffin
Stikeman Elliott LLP

David Mayo and Patricia Vaz de Almeida
Paul, Weiss, Rifkind, Wharton & Garrison LLP